DAKOTA CREEK MINERALS INC.

March 12, 2012

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mail Stop 7010 100 F Street, NE
Washington, DC 20549

Attention: James Lopez

Re: Dakota Creek Minerals Inc. (the "Company")

Amendment No. 1 to Registration Statement on Form S-1

Filed February 16, 2012
File No. 333-178615

In response to your letter dated March 7, 2012, please see the responses below:

1. Robert Denman, the Company's incorporator, found out through his acquaintance, Mr. Thompson, of the property being available for purchase in approximately September 2010. Mr. Thompson provided Mr. Denman with the contact information of the sellers. Mr. Denman then purchased the property directly through the sellers. Mr. Thompson did not negotiate or deal with the sellers on behalf of Mr. Denman, Ms. Sloan, or the Company's behalf. There is no relationship between Mr. Denman, Ms. Sloan, or Mr. Thompson. Mr. Denman acted on behalf of the Company in purchasing the mineral claims. Mr. Thompson relied on a review of previous reports and geological studies related to the Venus Molybdenum Property area, and of personal experience with local geology gained while employed as a consulting geologist in the Coastal region of BC. In addition, Mr. Thompson relied upon the below entry in the BC Ministry of Mines Report "Geology, Exploration and Mining in BC, 1969" page 194 which states the following:

     Claim: Venus
     Access: Highway no. 99 passes through the claim
     Operator: Squamish Stone & Silica Co. Ltd. 8744 Joffre Avenue, Burnaby I.
     Metals: Copper, Molybdenum
     Work done: Two pits were dug in overburden; some stripping was done; and two trenches totaling 30 feet in length were cut in bedrock.
     Description: Chalcopyrite and molybdenite occur as fracture-fillings in quartz porphyry.

2. Mr. Denman initially incorporated the Company and negotiated and purchased the mining claims on behalf of the Company. Mr. Denman subsequently decided that he did not have the time and ability to develop this project and subsequently Ms. Sloan took over management of the Company. Mr. Denman no longer holds any control, ownership, or management of the Company.

3. The reference to Squamish Stone and Silica Co. was disclosed in the below entry in the BC Ministry of Mines Report "Geology, Exploration and Mining in BC, 1969" page 194 which states the following:

     Claim: Venus
     Access: Highway no. 99 passes through the claim
     Operator: Squamish Stone & Silica Co. Ltd. 8744 Joffre Avenue, Burnaby I.
     Metals: Copper, Molybdenum
     Work done: Two pits were dug in overburden; some stripping was done; and two trenches totaling 30 feet in length were cut in bedrock.
     Description: Chalcopyrite and molybdenite occur as fracture-fillings in quartz porphyry.

4. We have amended the disclosure to provide director independence disclosure as required by Item 407(a) of Regulation S-K.

5. We have revised to include cumulative operations, cash flows, and shareholder equity data from inception to November 30, 2011.

6.   We have revised our interim notes to financial statements accordingly.

7.   We have included our "business plan" as an exhibit.

Thank you for your assistance.

Very truly yours,

Dakota Creek Minerals Inc.


/s/ Kathy Sloan
----------------------------------
Kathy Sloan
Chief Executive Officer, Chief
Financial Officer, President,
Secretary, Treasurer and Director
Principal Executive Officer
and (Principal Accounting Officer)

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